UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

GREAT LAKES DREDGE & DOCK CORPORATION

(Name of Subject Company)

GREAT LAKES DREDGE & DOCK CORPORATION

(Name of Person(s) Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

390607109

(CUSIP Number of Class of Securities)

Vivienne R. Schiffer

Senior Vice President, Chief Legal Officer,

Chief Compliance Officer and Corporate Secretary

Great Lakes Dredge & Dock Corporation

9811 Katy Freeway, Suite 1200

Houston, Texas 77024

(346) 359-1010

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

John P. Kelsh

Scott R. Williams

Leigh B. Rorick

Sidley Austin LLP

One South Dearborn

Chicago, Illinois 60603

(312) 853-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Great Lakes Dredge & Dock Corporation, a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on March 4, 2026 (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the cash tender offer made by Huron MergeCo., Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Saltchuk Resources, Inc., a Washington corporation (“Parent”), to purchase all of the Company’s issued and outstanding shares of Common Stock, par value $0.0001 per share (the “Shares”), pursuant to the Agreement and Plan of Merger, dated as of February 10, 2026, by and among Parent, Purchaser and the Company (as it may be amended or supplemented from time to time, the “Merger Agreement”), at a purchase price of $17.00 per Share, net to the seller thereof in cash, without interest, subject to any required tax withholding (such consideration as it may be amended from time to time pursuant to the terms of the Merger Agreement), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 4, 2026 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” which, together with the Offer to Purchase and other related materials, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO, as amended or supplemented from time to time, filed by Parent and Purchaser with the SEC on March 4, 2026. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule 14D-9, respectively, as each may be amended or supplemented from time to time.

Capitalized terms used in this Amendment but not defined herein shall have the respective meanings given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

This Amendment should be read in conjunction with the rest of the Schedule 14D-9, as amended, which we urge you to read in its entirety.

ITEM 8. ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9, as amended, is hereby amended and supplemented as follows:

The fourth and fifth sentences of the section titled “—Regulatory Approvals” are hereby deleted in their entirety and replaced with the following:

“On March 3, 2026, Parent and GLDD filed Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division. On March 17, 2026 at 3:28 p.m. Eastern Time, the FTC granted a request for the early termination of the waiting period under the HSR Act. Accordingly, the Offer Condition requiring that the waiting period pursuant to the HSR Act relating to the purchase of Shares pursuant to the Offer and the consummation of the Merger having expired or been terminated has been satisfied. The Offer continues to be subject to the other Offer Conditions set forth in the Offer to Purchase.”

The following text is hereby added as a new section under the section titled “—Conditions to the Offer” and before the section titled “—Forward-Looking Statements”:

“Tender Offer for 5.25% Senior Notes due 2029

On March 18, 2026, Parent commenced a cash tender offer (the “Notes Tender Offer”) for any and all of the Company’s 5.25% Senior Notes due 2029 (the “Notes”). In conjunction with the Notes Tender Offer, Parent is soliciting (the “Consent Solicitation”) consents from holders of the Notes to amend certain provisions of the Indenture, dated as of May 25, 2021, as supplemented from time to time, between Computershare Trust Company, N.A., as successor to Wells Fargo Bank, National Association, as trustee, the Company and the subsidiary guarantors party thereto, under which the Notes were issued. The terms and conditions of the Notes Tender Offer and Consent Solicitation are described in an Offer to Purchase and Consent Solicitation Statement, dated March 18, 2026.

The closing of the Offer and the Merger are not conditioned on (i) any minimum amount of Notes being tendered, (ii) the receipt of the requisite consents under the Consent Solicitation or (iii) the closing of the Notes Tender Offer and Consent Solicitation.”

ITEM 9. EXHIBITS

Item 9 of the Schedule 14D-9, as amended, is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(vii)	Joint Press Release of the Company and Parent, dated March 18, 2026 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company with the SEC on March 18, 2026).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GREAT LAKES DREDGE & DOCK CORPORATION

By:	/s/ Vivienne R. Schiffer
Name:	Vivienne R. Schiffer
Title:	Senior Vice President, Chief Legal Officer, Chief
Compliance Officer and Corporate Secretary

Date: March 18, 2026